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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

   SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                BIRD CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                BIRD CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                           COMMON STOCK, $1 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   090763103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                 $1.85 CUMULATIVE CONVERTIBLE PREFERENCE STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   090763301
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                FRANK S. ANTHONY
                                 VICE PRESIDENT
                                BIRD CORPORATION
                              1077 PLEASANT STREET
                               NORWOOD, MA 02062
                                 (781) 551-0656

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
              RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                            PERSON FILING STATEMENT)

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

  This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 filed by Bird Corporation, a Massachusetts corporation (the "Company"), on January 16, 1998 with respect to an offer by BI Expansion II Corp., a Massachusetts corporation (the "Purchaser") which is a wholly-owned subsidiary of CertainTeed Corporation, a Delaware corporation ("CertainTeed"), to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Common Shares"), of the Company and all outstanding shares of $1.85 Cumulative Convertible Preference Stock, par value $1.00 per share (the "Preference Shares"), of the Company amends the Company's Schedule 14D-9 as follows:

ITEM 3. IDENTITY AND BACKGROUND.

  Item 3(b) is amended as follows:

  The Company's Information Statement attached to the Schedule 14D-9 as Annex A, filed as Exhibit (a)(3) thereto and incorporated by reference into Item 3(b) is amended by inserting the following paragraph after the first paragraph on page A-12:

    If the Offer is consummated, and either (i) the employment of Mr. Maloof is terminated (either by the Company (other than for "Disability or Cause") or by Mr. Maloof), or (ii) Mr. Maloof honors the obligation of negotiating in good faith (regardless of whether or not his employment is actually terminated), Mr. Maloof will be entitled to severance benefits under the Executive Severance Contract. No payment to Mr. Maloof under the Executive Severance Contract will be triggered by the consummation of the Merger, unless the Merger is consummated without the Offer's having been completed and either of the events described in clauses (i) and (ii) above occurs.

  The third paragraph (the fourth paragraph after insertion of the new paragraph referenced above) on page A-12 of the Company's Information Statement attached to the Schedule 14D-9 as Annex A, filed as Exhibit (a)(3) thereto and incorporated by reference into Item 3(b) is amended to read in its entirety as follows:

   Incentive Compensation Program

    In the event that the Offer is consummated, Mr. Maloof will receive a bonus of approximately $135,000 and Mr. Anthony will receive a bonus of approximately $50,000 pursuant to the 1998 MICP Plan. No payment will be due to Mr. Maloof or Mr. Anthony pursuant to the 1998 MICP Plan upon the consummation of the Merger, unless the Merger is consummated without the Offer's having been completed.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  Item 4(b) is amended as follows:

  The third full paragraph on page 18 is amended to read in its entirety as follows:

    During the next several months, the Company received various expressions of interest from potential purchasers to acquire the entire Company, the Combined Vinyl Business or the Company's roofing manufacturing business but received only two formal offers, both of which were for the Vinyl Business. The Board and the Strategic Planning Committee met on several occasions with senior management and the Company's financial advisor and independent legal counsel to discuss the Company's options in light of the offers presented. The Board decided to pursue only the offer presented by Jannock, Inc., because the Board believed that a financing contingency included in the other offer made it too uncertain.

  The last paragraph beginning on page 18 is amended to read in its entirety as follows:

    On September 12, 1995, the Company received a notice (the "Notice") from a prospective purchaser, indicating that it intended to purchase at least 50% of the Company's Common Stock in open market or privately negotiated transactions. The purchases contemplated by the Notice required compliance with the HSR Act pre-merger filing requirements, which requirements were subsequently satisfied. On March 12, 1996, the Company received a letter from the Federal Trade Commission stating that its review of the proposed transaction was closed but reserving the right to take such further action as the public interest may require. The Company did not receive any offer or subsequent notices from the prospective purchaser, however.

  The fourth paragraph on page 19 is amended to read in its entirety as follows:

    On April 3, 1996, CertainTeed indicated it desired to acquire control of the Company on the somewhat more accelerated timetable permitted by a cash tender offer. The Board of the Company considered and approved CertainTeed's proposal on April 5, 1996, and on April 12, 1996 a subsidiary of CertainTeed commenced a cash tender offer (the "1996 Tender Offer") for all outstanding Common Shares at a price of $7.50 per share and all outstanding Preference Shares at a price of $20 per share, plus all accrued and unpaid dividends through the date of the expiration of the 1996 Tender Offer (approximately $1.85 per Preference Share as of April 1996).

  The eighth and ninth paragraphs on page 19 are amended to read in their entirety as follows:

    On October 24, 1997, Messrs. Maloof, Anthony and Vecchiolla met with a roofing manufacturer at its headquarters. After subsequent discussions and a due diligence review, an acquisition proposal was delivered to the Company in December 1997. The Company decided not to pursue the proposal after reviewing its terms and considering the December 1997 CertainTeed proposal, which offered a higher purchase price.

    In November 1997, Mr. Maloof spoke by telephone to the president of yet another roofing manufacturer to discuss a possible combination. The manufacturer delivered to the Company an acquisition proposal. Messrs. Maloof and Anthony met with this potential acquirer at its offices in December 1997, which resulted in the issuance of an amended proposal. The Company decided not to pursue the amended proposal after reviewing its terms and considering the December 1997 CertainTeed proposal, which offered a higher purchase price.

  The third paragraph on page 20 is amended to read in its entirety as follows:

    Detailed negotiations then ensued between the Company and CertainTeed, culminating in agreement on the terms of the Merger Agreement, which included agreement on an Offer price and Merger consideration of $5.50 per Common Share and $20 per Preference Share, without any adjustment for any dividends accrued and unpaid through the Expiration Date or the Effective Date. At a meeting on January 12, 1998, the Board of the Company unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the Company and the Company's stockholders and approved the Merger Agreement and recommended that the holders of Shares tender their Shares pursuant to the Offer and vote in favor of approval and adoption of the Merger Agreement. The Merger Agreement was executed and delivered by the parties on January 12, 1998. On that same date, the Directors of the Company also executed the Stockholder Agreement. The Company and CertainTeed issued a joint press release regarding the Offer and Merger Agreement on January 13, 1998.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Item 8 is amended by addition of the following paragraphs at the end thereof:

  The Company has received a letter, dated January 26, 1998, from The Nasdaq Stock Market, Inc. notifying the Company that, because the Preference Stock is not registered under Section 12(g) of the Exchange Act ("Section 12(g)") as required by Nasdaq rules, Nasdaq would review the eligibility for continued listing of the Preference Stock on The Nasdaq Stock Market. The Company believes that the Preference Stock meets all of the eligibility requirements for The Nasdaq Stock Market, other than the requirement that the Preference Stock be registered under Section 12(g). The Company intends to register the Preference Stock under Section 12(g) of the Exchange Act as soon as is practicable.

  On January 30, 1998, the Company and CertainTeed jointly announced that the Federal Trade Commission granted early termination of the waiting period under the HSR Act, effective January 29, 1998, with respect to the Offer and the Merger. A copy of a press release is filed as Exhibit (a)(7) hereto and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  Item 9 is amended by addition of the following new exhibit:

    (a)(7) Press release issued by the Company and CertainTeed on January 30, 1998.

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

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

                                          Bird Corporation

                                          By:       /s/ Frank S. Anthony
                                              _________________________________
                                                   /s/ Frank S. Anthony
                                            Name: Frank S. Anthony
                                            Title: Vice President

Date: February 3, 1998.

                                       3
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                                 EXHIBIT INDEX

 EXHIBIT                             DESCRIPTION
 -------                             -----------
         Press release issued by the Company and CertainTeed on January 30,
 (a)(7)  1998.

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